

Group



06014239



The Secretary-General

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 24, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of May 23, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : +32 2 213 57 20
Internet : http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

May 23, 2006
20 P.

First Quarter 2006 activity and results

- **Net income - Group share up 61.5% to EUR 767 million**
- **Earnings per share (EPS) up 64.3% to EUR 0.71**
- **Return on equity 28.0%**
- **Tier 1 ratio as of March 31, 2006 10.3%**
- **Strong commercial activity in all business lines**
  - Public Finance long-term o/s commitments EUR 237 Bn (+19.3 % in one year)
  - FSA net par outstanding USD 353 Bn (+ 6.1%)
  - Personal customer assets outstanding EUR 126 Bn (+ 8.3 %)
  - Assets under management EUR 97 Bn (+ 28.4%)
- **Good underlying performance**

	Q1 2006		Variation Q1 06/Q1 05	
in millions of EUR	Reported	Underlying*	Reported	Underlying*
Income	1,786	1,521	+22.9%	**+ 6.3 %**
Net income - Group share	767	506	+ 61.5 %	**+ 6.2 %**

* i.e. excluding non-operating items; pro forma for Q1 2005.

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2006

The Board of Directors of Dexia met on May 23, 2006 and approved the Group's financial statements as of March 31' 2006.

Consolidated statement of income

in millions of EUR	Q 1 2005	Q1 2006	Variation
Income	1,453	1,786	+ 22.9%
Costs	-773	-820	+ 6.1%
Gross operating income	**680**	**966**	+ 42.1%
Cost of risk	-90	0	n.s.
Impairment on (in)tangible assets	0	0	n.s.
Tax expense	-101	-179	+ 77.2%
Net income	**489**	**787**	+ 60.9%
Minority interests	14	20	+ 42.9%
Net income – Group share	**475**	**767**	+ 61.5%
Cost-income ratio	53.2%	45.9%	
ROE (annualized)	18.7%	28.0%	

Net income – Group share amounted to EUR 767 million in the first quarter of 2006, up EUR 292 million (+61.5%) over the same period of 2005. Before commenting this result, note that an important variation in the consolidation scope took place in 2006 with the creation of the joint venture RBC Dexia Investor Services: the activity is now consolidated by the proportional method. However, this change, along with the exit of some companies, has not introduced overall any material variation on the pro forma Q1 2005 figures (EUR 3 million less revenues, and EUR 3 million less costs). Besides, this transaction contributed materially to the "non-operating" net income, by generating a gain of EUR 227 million, out of a total of EUR 261 million in the quarter, compared to the small EUR -2 million in the first quarter of 2005. As it will be analyzed in more detail below, the strong increase of the net income – Group share stemmed in particular from very good performance of the business lines, notably in Public/Project Finance, Asset management and Investor services. Excluding the non-operating items, and on a pro forma basis, the underlying[1] net income – Group share progressed by EUR +30 million (+6.2%).

Total income amounted to EUR 1,786 million in the first three months of 2006, up EUR 333 million. During the period, the revenues stemming from Central Assets and non-operating factors amounted to EUR 270 million, i.e. EUR 212 million higher than in the equivalent period of 2005, principally due to the effect of the joint venture transaction "RBC Dexia Investor Services" in 2006. The underlying revenues of the business lines progressed very strongly in most cases: respectively EUR +63 million in Public Finance (+12%); EUR +17 million in Personal Financial Services (+3%); EUR +28 million in Investment Management and Insurance Services (+17%), and EUR +16 million in Treasury and Financial Markets (+12%) – see below. It should be noted that the progression of the revenues is impacted, to

[1] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

the extent of EUR 17 million, by the positive evolution of the US and Canadian dollars. At constant exchange rate, the increase of the total underlying income would have been +5.1%.

Costs stood at EUR 820 million in the first quarter of 2006, up 6.1% (absence of non-operating costs in either quarter). This EUR 47 million variation stems from various sources, among which: i) the geographic and product line developments of the entities caused expenditures booked as overhead in the amount of EUR 5 million since the beginning of this year; ii) the moves in exchange rates discussed above explain EUR 7 million of the variation. Excluding those items, the cost base is up 4.7% over the same quarter of 2005.

The **cost-income ratio** stands at 45.9%, in the first three months of 2006, much below the level of the first quarter 2005 (53.2%), in view of the one-off gain discussed above. The underlying cost-income ratio is 53.9% (compared to 53.8% in the first quarter of 2005), a very modest change when put in the perspective of the development of the business and franchise of Dexia worldwide in the recent times.

The **gross operating income** amounted to EUR 966 million in the first quarter of 2006, up 42.1% compared to the first quarter of 2005. On the underlying basis, the growth was +6.1% (+4.7% at constant exchange rate). As will be seen below, the underlying performance of the business lines has been, this time again, very satisfactory, particularly in Public Finance, where a +13% growth was achieved, in Personal Financial Services (+5%), in Investment management and Insurance Services (+16%), and in Treasury and Financial markets (+17%) – see detailed analysis below.

The **cost of risk** (impairments on loans and provisions for credit risks) was nil in the first quarter of 2006, compared to EUR -90 million in the same period of 2005. Excluding the provision movements at Dexia Bank Nederland (see Activity Report pages 58-59), the underlying cost of risk increased slightly in the period (EUR 13 million against EUR 8 million in the same quarter of 2005), but it remains however at a historically low level (1.7 basis points on average banking commitments).

Tax expense (comprising both current and deferred tax) amounted to EUR 179 million in the first quarter of 2006, up EUR 78 million compared to the same period of 2005. These amounts include non-operating items (detailed in the Activity Report page 22). If those are excluded, the underlying tax charge remained relatively stable compared to the first quarter of 2005, at EUR 162 million.

Return on equity (ROE – annualized) stood at 28.0% (compared to 18.7% in the first quarter of 2005). The strong increase is largely explained by the gain on the joint venture transaction discussed above. Excluding the effect of that transaction, the ROE would have been 19.7%.

Earnings per share (EPS) reached EUR 0.71 in the quarter (undiluted), up 64.3% from the first quarter of 2005. The share buy-back program was pursued in the quarter, with 2,369,120 shares purchased during the period, in the amount of EUR 50 million. Excluding the non operating items, the underlying EPS stood at EUR 0.47, up 7.9 % from the first quarter of 2005.

Group tier 1 ratio[2] remained stable at 10.3% as of March 31, 2006, compared to the end of 2005. Excluding the hybrid instruments, the tier 1 ratio stood at 9.3% as of March 31, 2006, unchanged on December 31, 2005.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. Public/Project Finance and Credit Enhancement

Activity

Long-term financing commitments reached EUR 237.0 billion for the whole business line at the end of the first quarter of 2006, up 19.3% over the last twelve months. Of this, commitments in the local public sector alone totaled EUR 211.0 billion, up 15.9% in one year. The growth came especially from America and from the steep development in Central and Eastern Europe. On the corporate and project finance side, commitments went up EUR 26.1 billion, a strong 56.6% increase. In this activity, the originations were particularly dynamic in the first quarter of 2006, reaching EUR 3.2 billion, up +98.7% in one year, with the conclusion of some large innovating transactions.

Regionally, commercial performances were as follows:

- In **France**, new lending amounted to EUR 1.7 billion in the first quarter, thanks notably to a strong activity with the medium-sized municipalities and the inter-municipal structures. Long-term commitments reached EUR 57.7 billion, up 6.0% in one year, above the level of increase of the market. Dexia managed to develop its position in corporate and project finance, increasing its commitments to EUR 2.6 billion, a 8.2% increase in one year.

- In **Belgium**, the commitments increased by 6.6% in one year, reaching EUR 31.1 billion. Again, Dexia succeeded in maintaining its market share above 80% with the local authorities segment and was even able to win all the transactions in the market in the social profit and in the inter-municipalities markets. It is worth noting that the roll-over credits to the corporate clients are now counted as long-term commitments, whereas they were previously treated as short-term.

- In **Luxembourg**, the long-term commitments amounted to EUR 1.9 billion, a very satisfactory 7.2% increase in one year.

- In **Italy**, the long-term commitments reached EUR 33.8 billion as of March 31, 2006, up 11.3% over twelve months. This quarter, the first part of a securitization process with the Abruzzi region was signed with a EUR 0.1 billion bridge loan. Dexia Crediop, still very active in corporate and project finance, realized some transactions, notably in the high speed train infrastructure and in a windmill project.

---

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first three months of 2006) is included in the equity.

- In **Iberia**, long-term commitments totaled EUR 7.9 billion, up nearly 40% over twelve months. The quarter was marked by a very dynamic corporate and project finance activity, with notably Dexia Sabadell Banco Local (DSBL) financing the first Spanish hospital-Public Private Partnership. In **Portugal**, Dexia was able to win half of a EUR 0.3 billion loan to a state-owned entity.

- In the **United Kingdom**, total commitments reached EUR 6.9 billion (up 34.2% on one year earlier), despite a decrease of total originations, in a context marked by reduced demand for social housing. Dexia Public Finance Bank London keeps being very active in PFIs, and has, among other, arranged a transaction in Birmingham, and co-arranged a transaction in Norwich, in the education sector.

- In **Central and Eastern Europe** (CEE), Dexia deployed its activities at a high pace in 2005. Dexia Kommunalkredit Bank was created with its subsidiaries and representative offices in Poland, the Czech Republic, Romania, Slovakia and Bulgaria. The commercial efforts led to double the long-term originations in the first quarter of 2006 compared to the same period of 2005, reaching EUR 0.9 billion. The long-term commitments stand now at EUR 3.5 billion, more than four times the level at the end of the first quarter of 2005. Some sovereign debt transactions were concluded during the period, as well as loans granted to hospitals in Poland and many Eastern European cities (e.g. Zagreb). The figures mentioned do not include the transactions originated in this region and booked at Dexia headquarters or at Kommunalkredit Austria (KA). The latter company's commitments reached EUR 20.0 billion at the end of the first quarter. KA was very active in its home market, Austria, as well as in Switzerland and in Central and Eastern Europe.

- In **America**, with lesser volumes of bond issuances in the market, the demand for liquidity guarantees was lower than the peak level reached in 2005. Nevertheless, Dexia managed to increase its long-term originations when compared to the first quarter of 2005, owing to the corporate and project finance activity. As of March 31, 2006, long-term commitments went up 31.2% to EUR 43.5 billion (equivalent). It should be mentioned that Dexia co-arranged the CAD 1 billion PPP transaction for the Golden Ears Bridge in Vancouver. This transaction is the largest ever signed PPP project in Canada.

- In **Mexico**, Dexia obtained its banking license in November 2005 and since then, concluded its second transaction for EUR 51 million with the State of Guerrero.

- For the activities carried out in **other countries** or directly from **headquarters**, Dexia financed many local authorities worldwide. Long-term commitments nearly doubled to EUR 19.3 billion at the end of the quarter. The originations were particularly buoyant in Switzerland and in Central and Eastern Europe. Dexia also keeps increasing its commitments in Japan, seizing attractive opportunities in the Japanese bond market. The corporate and project finance activities strongly increased with long-term originations standing at EUR 1.3 billion at the end of this quarter versus EUR 0.6 billion one year before.

- In many countries discussed above, the OSP-PSP activities ("Originations and Portfolio in the public sector") were very buoyant. To recall, they cover the large public sector issuers, mainly quasi-sovereigns and agencies, local authorities and utilities, and project finance companies. This team works in close coordination with Treasury and Financial Markets (TFM – see below). Some very large mandates were won during the period. Among other

"Dexia Capital Markets" was named book runner and lead manager of the EUR 212 million bond refinancing of the Hungarian motorway M6. This is a good example of Dexia's capacity to combine various areas of expertise within the Group to work on innovative and value-added transactions. (This one was put together by the Originations and Project Finance teams; the bond was wrapped by FSA and broadly distributed to institutional investors by TFM' sales teams).

- Finally, Dexia announced also this quarter the first closing of South Europe Infrastructure Equity Finance (the SEIEF Fund), a EUR 150 million private equity fund targeting medium-size investments predominantly in France, Italy, Spain and Portugal.

Long-term commitments - Public/Project Finance

in billions of EUR	March 31, 2005	March 31, 2006	Variation
Belgium	29.2	31.1	+ 6.6 %
France	54.5	57.7	+ 6.0 %
Luxembourg	1.7	1.9	+ 7.2 %
The Netherlands	0.8	1.0	+ 23.2 %
United Kingdom	5.1	6.9	+ 34.2 %
Sweden	3.5	3.5	+ 1.8 %
Italy	30.4	33.8	+11.3 %
Iberia (Spain & Portugal)	5.6	7.9	+ 39.4 %
Germany	24.1	27.0	+ 11.9 %
Central and Eastern Europe	0.8	3.5	x 4.2
America	33.2	43.5	+ 31.2 %
Other	9.8	19.3	+ 97.2 %
Total	**198.6**	**237.0**	**+ 19.3 %**

The ***debt management*** activity was very dynamic, particularly in France, where the transactions totaled the more than satisfactory level of EUR 2.7 billion during the first quarter, a 45% increase compared to the first quarter of last year, which was already a very good period. In Belgium, the debt management activity reached EUR 0.4 billion, a decrease expected, notably due to the success of the campaign of the previous year. The new debt management activity in the UK reaches now EUR 0.3 billion.

Short-term loans amounted to EUR 19.7 billion as of March 31, 2006. They are up primarily due to the good activity in France (up 35% compared to the first quarter of 2005) and in Luxembourg (up 7%).

Deposits and assets under management for the business line's customers have continued on their growth trend and came in at EUR 28.7 billion at the end of March 2006, up 8.1% compared to the level of end March 2005. Very good progressions were experienced in particular in France (+20%) and in Luxembourg (+38%).

Finally, regarding ***insurance services*** (excluding FSA): the brokerage activities conducted by Dexia Sofaxis continued to increase with premiums collected amounting to EUR 335 million in the first quarter of 2006 (up 11% in one year) in a more and more competitive environment. The insurance activities of Dexia Insurance stayed flat at EUR 167 million premiums collected, of which EUR 66 million were originated in France and EUR 101 million in Belgium, bearing in mind that a peak level of new business was reached last year.

Regarding ***FSA***[3] (Financial Security Assurance), business environment was quite unfavourable during the period. The gross present value (PV) premiums reached USD 127 million, a 34.4% decrease compared to the level recorded twelve months before. In the US municipal sector, the long-anticipated decline occurred, with volume in the municipal new-issue market declining 28% to approximately USD 70.9 billion in the first quarter of 2006. Besides, the percentage of insured issues fell to 46%, compared to 62% in the first quarter 2005. In this context, FSA insured approximately 23% of insured issues and collected USD 54 million gross PV premiums (down 29.2% compared to the first quarter of 2005). The US asset-backed securities (ABS) sector was striking by the credit-quality spreads near their all-time tightest levels, a very high level of investor liquidity, a low perceived credit risk and an intense competition. In this environment, FSA kept maintaining its conservative underwriting standards and pricing discipline. The gross PV premiums were USD 26 million, a 57.5% decrease compared to the previous year. Most of the decline in PV premium originations occurred because production in the first quarter of last year was increased by premiums relating to amendments to certain existing transactions, which produced PV premiums without any corresponding increase in par insured. FSA's first-quarter international par insured increased 15.5%, primarily due to a successful quarter in the public infrastructure sector. However, total international PV premiums originated decreased 26.0%, because asset-backed par insured included one large Super Triple-A CDS with a relatively short average life and low premium rate. There was also a strong demand for guaranteed investment contracts (GICs) in both the municipal and structured finance sectors during the quarter, and FSA managed to find attractive, long term highly rated investments.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q1 2005	Q1 2006	Variation	Variation at constant exch. rate
Income	541	604	+11.8%	+9.0%
Costs	-179	-197	+9.9%	+8.1%
Gross operating income	361	407	+12.7%	+9.4%
Net income – Group share	**237**	**272**	**+14.8%**	**+11.2%**
Cost-income ratio	33.2%	32.6%		
ROEE**	24.0%	22.7%		

* i.e. excluding non-operating items; pro forma for Q1 2005.
** Return on economic equity, annualized.

Net income – Group share for the first three months of 2006 amounted to EUR 272 million (+14,8% compared to the first three months of 2005 and +11.2% at constant exchange rate). It was EUR 237 million in the first quarter of 2005.

Total **income** of the business line, at EUR 604 million, posted a robust increase of +11.8% (+9.0% at constant exchange rate) over the first quarter of 2005. This EUR 63 million revenue growth came mostly from the US operations and "rest of the world" entities, whilst Italy and the home markets contributed more moderately to the progression. The revenues from

[3] For more details, see press release dated May 11, 2006, available on the company website www.fsa.com.

structured products/activities of Dexia Finance stood very well in the first quarter, and commission income came up nicely (EUR 12 million above those of the last quarter of 2005).

Costs stood at EUR 197 million in the business line in total, up 9.9% (+8.1% at constant exchange rate). As previously reported, this increase is partly explained by the significant development of the franchise and the book of assets of Dexia worldwide. It is worth noting that, within the EUR 18 million cost increase over Q1 2005, EUR 3 million are explained by currency fluctuations, EUR 4 million by the continued build up of Dexia's international presence, and EUR 5 million by specificities at FSA (among other a lower rate of deferred acquisition costs compared to previous periods).

Gross operating income amounted to EUR 407 million in the first three months of 2006, a 12.7% increase compared to the same period last year, and 9.4% at constant exchange rate.

The business line's **cost-income ratio** improved to 32.6%, coming from 33.2% in Q1 2005.

The **cost of risk** for the first quarter of 2006 amounted to EUR 10 million, (EUR 1 million take back in the same period of 2005). Despite the increase, the cost of risk thus remains in the region of its historic lows.

The business line's **return on economic equity** (ROEE) during the first quarter stood at 22.7% (annualized) i.e. at the same level as in the full year 2005, a very strong performance.

2. Personal Financial Services

The performance of the Personal Financial Services business line increased again in the first quarter of 2006, continuing, although at a slower pace, a three-year trend of business volumes and earnings growth.

Activity

As of March 31, 2006, total customer assets amounted to EUR 125.7 billion, a 2.8% increase since the beginning of the year and 8.3% in one year. During the first quarter, still marked by very low interest rates and a positive stock market environment, customer assets increased by EUR 3.4 billion, of which EUR 2.2 billion were net inflows. The higher demand for mutual funds and life insurance products, coupled to the bank's commercial strategy in those products led to an increase in off-balance outstandings, while balance-sheet products were stable overall.

In ***retail banking***, customer assets reached EUR 82.7 billion as of March 31, 2006, up 1.4% in three months (or EUR +1.2 billion). The main trends were as follows:

- Balance-sheet products outstanding were roughly stable with a decrease of savings bonds and term deposits resulting mainly from the low interest rates (11.1% of the retail banking portfolio in March 2006 versus 14.1% in March 2005) and sight accounts remaining stable.

- Mutual funds (+2.0% in three months) and life insurance products (+3.8% in three months), mainly in guaranteed products, continued to progress. This follows of the commercial campaign launched last year on this class of products.

Private banking customer assets were EUR 43.0 billion as of March 31, 2006, up 5.4% in three months and 14.9% from a year ago. EUR 0.7 billion of the growth during the last three months, however, is accounted for by a re-segmentation involving the transfer of assets from the purview of retail banking to that of private banking. Nearly each private banking entity contributed to the growth in the first quarter of the year. The evolution of the product mix is marked by an increase of higher margin products and a drop-off of the share of the less profitable products: whilst the relative share of savings certificates and direct securities accounts came down, the share of mandates, insurance and mutual funds kept increasing.

Customer assets (at quarter end)

In billions of EUR	March 05	June 05	Sept.05	Dec. 05	March 06	Variation March 06 / Dec. 05	Variation March 06 / March 05
Balance-sheet products (Deposits, savings bonds...)	53.3	53.3	52.6	52.3	53.1	+ 1.7%	-0.4%
Off balance-sheet products (Mutual funds, Securities...)	54.7	57.8	59.9	60.5	62.5	+ 3.4%	+ 14.4%
Insurance (Life insurance technical reserve)	8.0	8.5	8.9	9.6	10.0	+ 4.4%	+ 25.0%
Total customer assets	**116.0**	**119.6**	**121.4**	**122.3**	**125.7**	**+ 2.8%**	**+ 8.3%**
of which retail banking	*78.6*	*80.6*	*80.9*	*81.5*	*82.7*	*+ 1.4%*	*+ 5.2%*
of which private banking	*37.4*	*39.0*	*40.5*	*40.8*	*43.0*	*+ 5.4%*	*+ 14.9%*

As of March 31, 2006, ***loans to retail and private customers*** reached EUR 29.3 billion, up 2.5% during the first quarter of 2006 and up 13.2% in one year. This increase stemmed from mortgage loans to retail customers, in a context of aggressive pricing in the market. This activity reached EUR 17.8 billion, up 17.3% in one year.

Customer loans (at quarter end)

in billions of EUR	March 05	June 05	Sept.05	Dec. 05	March 06	Variation March 06 / Dec. 05	Variation March 06 / March 05
Mortgage loans to retail customers	15,1	15,7	16,3	17,0	17,8	+ 4.0%	+ 17.3%
Consumer loans to retail customers	2,3	2,3	2,3	2,3	2,3	+ 2.3%	+ 2.5%
Loans to SMEs and self-employed	6,0	6,2	6,2	6,4	6,	+ 0.1%	+ 5.5%
Loans to private banking customers	2,4	2,4	2,7	2,9	2,8	-0.9%	+ 16.0%
Total customer loans	**25,9**	**26,6**	**27,4**	**28,6**	**29,3**	**+ 2.5%**	**+ 13.2%**

Underlying* results – Personal Financial Services

in millions of EUR	Q1 2005	Q1 2006	Variation
Income	543	560	+3.0%
Costs	385	393	+2.1%
Gross operating income	158	167	+5.3%
Net income - Group share	**105**	**119**	**+13.3%**
Cost-income ratio	70.9%	70.2%	
ROEE**	24.4%	25.4%	

* i.e. excluding non-operating items; pro forma for Q1 05
** Return on economic equity, annualized.

The **net income – Group share** for the first three months of 2006 amounted to EUR 119 million, up 13.3% compared to the same period of 2005 which stood at EUR 105 million. This new improvement in underlying profitability was achieved through the continuation of increased revenues, while costs remained limited with a small 2.1% augmentation.

Income stood at EUR 560 million, posting a 3.0% rise compared to the first quarter of 2005. This stems from contrasting evolutions throughout the business line. Net commissions continued to progress nicely by 6.9% thanks to increased customer asset volumes and transactions in off balance-sheet products. This occurred even more markedly in the private banking clientele, particularly in Luxembourg. This favorable evolution was however mitigated by more pressure on spread income due to the high level of mortgage refundings in the past quarters, and the price environment in this class of products in Belgium.

Costs amounted to EUR 393 million for the first quarter of 2006, up 2.1% compared to the first quarter of 2005, and 0.6% above the average cost base of last year's quarters. This moderate progression reflects contrasted evolutions in the Belgian operations: the Private Banking segment continued to develop, causing increased staff numbers and total overhead; in the Retail segment, the cost base went down in absolute terms, due, among other, to the closure of 15 branches during the quarter (bringing the total number of branches at 1,054 in Belgium).

Gross operating income is thus up 5.3% quarter on quarter standing at EUR 167 million. The **cost-income ratio** continued to improve to reach 70.2% versus 70.9% for the same period of last year.

Quarterly variation of the underlying results*

in millions of EUR	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06
Income	543	551	553	566	560
Costs	385	385	394	399	393
Gross operating income	158	167	159	168	167

* i.e. excluding non-operating items; pro forma for Q1 05 to Q4 05.

Cost of risk remained limited at EUR 5 million this quarter, in line with the average level of last year.

The **return on economic equity** (ROEE) thus reached 25.4% (annualized) for the first months of 2006, up from 24.4% for the same period in 2005.

3. Asset Management,

Activity

Assets under management reached EUR 97.2 billion at the end of the first quarter of 2006, up 7.3% in three months (EUR +6.6 billion) and up 28.4% in one year. This evolution is the result of a significant organic growth in the first quarter of 2006 (EUR +5.4 billion) and also of a positive market effect (EUR +1.2 billion). The growth over twelve months has been driven by a strong new assets inflow of EUR 14.5 billion. Net inflows came from institutional mandates (+12.3% or EUR 2.7 billion) with a strong increase from the pension schemes & related entities, and from insurance companies. They also came from the mutual funds (EUR 2.4 billion), two thirds stemming from institutional investment funds and one third from retail investment funds. Productivity ratios have remained very good in the first quarter, the costs representing 13 basis points of assets under management. As of March 31, 2006, the total assets under management distributed by the Institutional Sales Teams amounted to EUR 38.2 billion. More than half of its net new cash (EUR 2.8 billion) came from France and more than 20% from new entities (e.g. Italy, Spain & Portugal) after only a few years of activity in these countries. Australia confirmed the good results of the previous year.

Underlying* results – Asset Management

in millions of EUR	Q1 2005	Q1 2006	Variation
Income	45	59	+31.0%
Costs	-24	-31	+27.2%
Gross operating income	21	28	+35.3%
Net income – Group share	**20**	**25**	+26.0%
Cost-income ratio	53.8%	52.3%	
ROEE**	118%	91%	

* i.e. excluding non-operating items; pro forma for Q1 2005.
** Return on economic equity, annualized.

Net income – Group share of the business segment for the first three months of 2006 amounted to EUR 25 million, up 26.0% compared to the same quarter of 2005.

Revenues are up EUR 14 million at EUR 59 million (+31.0%), mostly commissions, and the quarterly trend in the last five quarters has been positive. The increase of management fees has been in line with the volumes of assets under management (+24% over Q1 2005, and +12% over the average quarter of 2005). Concerning the performance fees, the increase has been very strong: more than three times the level of Q1 2005, and 6% above the record level of Q4 2005.

On the **costs** side, the EUR 7 million increase over the cost base of Q1 2005 stems from the strong development of Dexia Asset Management and, in particular with its institutional clients

on a broader geographic scope. The number of full-time employees has increased by 72, and incentive schemes have been put in place.

4. Insurance Services

Activity

The **Insurance Services** premiums amounted to EUR 947 million in the first quarter of 2006, a +14.2% increase compared to EUR 829 million for the same period of the previous year. It must be remembered that growth in insurance premiums went up significantly in the fourth quarter of 2005 as a new tax was announced in Belgium on insurance products with effect as from 2006. The drop-off of the first quarter of 2006 was thus well expected. In order to mitigate the new tax burden (1.1%), the Insurer took it in charge until mid January, and then introduced a reduction on front-end fees and announced this benefit through an advertising campaign. 87% of insurance premiums in this quarter came from life insurance of which two thirds from Branch 21 products and the 13% remaining from non life insurance.

Underlying* results – Insurance Services

in millions of EUR	Q1 2005	Q1 2006	Variation
Income	57	52	- 8.7%
Costs	-30	-33	+ 11.6%
Gross operating income	27	18	- 31.4%
Net income – Group share	**24**	**24**	- 1.0%
Cost-income ratio	52.7%	63.5%	
ROEE**	16.1%	12.1%	

* i.e. excluding non-operating items; pro forma for Q1 2005
** Return on economic equity, annualized.

Net income – Group share of the business segment is stable at EUR 24 million. To recall, under the current business segmentation, Insurance Services cover only the "factory activities", i.e. they exclude the contribution of the distribution, which is largely lodged in the two main business lines of Dexia (Public/Project Finance and Personal Financial Services). For an overall reading, please refer to the focus below, including the report of Dexia Insurance Services as a wholly-owned subsidiary.

Revenues in the first quarter of 2006 are down EUR 5 million compared to the same quarter of 2005, stemming from several factors in opposite directions: higher financial income – both higher interest income and realized capital gains (EUR +35 million) – ; marking to market of derivatives (EUR -6 million); increase of the technical provisions to match the increased volume effect of Branch 21 products and their related reserve requirements; allowance for profit-sharing clauses, and adjustments. Of note, the EUR 5 million negative variance of the revenues is more than outweighed by the lower tax charge (EUR +8 million variance).

Costs are up EUR 3 million, mainly due to the increase of the headcount (+50 between the two quarters), in connection with the various developments undertaken by the segment.

Focus on Insurance activities (excluding FSA and Sofaxis)

Total gross written premiums

in millions of EUR	Q1 2005	Q1 2006	Variation
Total premiums	**829**	**947**	**+ 14.2%**
Non life	**120**	**127**	**+ 6.2%**
Life	**709**	**820**	**+ 15.6%**
Branch 21 (classical life included)	587	668	+ 13.8%
Branch 23 (unit linked contracts)	123	115	- 6.2%
Branch 26 (guaranteed/public sector)	0	37	n.s.

Total premiums	**829**	**947**	**+ 14.2%**
Public/Project Finance	183	167	- 8.9%
Personal Financial Services	563	600	+ 6.6%
Insurance Services	83	181	+ 117.2%

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst the "Insurance Services" segment handles the "manufacturing" functions, and generates essentially technical and financial revenues.

Total gross written premiums collected in the first quarter of 2006 within all units of the Group (excluding the businesses of FSA and Dexia Sofaxis, which are reported separately due to their specific natures) amounted to EUR 947 million. PFS is the leading collector of premiums within the Group (63% of the total), while 18% of the premiums were collected among the institutional clients of the Public/Project Finance business line, and the remaining 19% were directly collected through the "Insurance Services" segment.

Geographically, 70% of the premiums are collected in Belgium, and the balance comes essentially from France (mainly under the brand "Dexia Epargne Pension") and Luxembourg (essentially via "Dexia Life & Pensions"). Within Dexia, insurance activity is largely a life business (87% of the total premiums collected in the first quarter of 2006).

The first quarter of 2006 was very active, with total premiums up 14.2% above the same quarter of 2005, largely driven by life products (+15.6%), while non life showed only a single digit growth (+6.2%).

Revenues amounted to EUR 112 million, (i.e. 7.4% of total Dexia Group's revenues), down 3.1% on Q1 2005, for reasons outlined below. They came from Public Finance (6%), Personal Financial Services (50%) and Insurance Services (44%).

For the purposes of monitoring the insurance business within the Group, management looks at the originations of premiums, and "top line" contributions by business lines, as presented above, as the best proxy to activity performance. Financial performance, by contrast, is analyzed at the level of the consolidated accounts of Dexia Insurance Services (DIS) – as

summarized in the table below – which represents by far the largest insurance unit within the Group.

Dexia Insurance Services

M€	Q1 2005	Q1 2006	Variation Q1 06 / Q1 05	Variation Q1 06 / average quarter 05
Revenues	*100*	*95*	*- 5%*	*0%*
Costs	*-51*	*-55*	*8%*	*0%*
Taxes and other	*-10*	*-1*	*- 90%*	*n.s.*
Net income - Group share	***39***	***39***	***-***	***+ 22%***

In Q1 2006, DIS generated EUR 95 million of total revenues (-5% on Q1 2005), a slight decrease caused by several factors in different directions, among which: i) the negative mark to market of interest rate swaps which cover economically technical insurance guarantees; ii) the reduction of front-end fees to mitigate the new tax cost in Belgium; iii) allowances to the technical reserves made in view of the capital gains realized in the period and allocated to the discretionary participation features of the contracts . The increase of costs reflects higher staff numbers in the French operations, linked to the strong business developments there, and the various investment projects within Dexia Insurance Belgium. The reduction of revenues was however offset by a low tax charge, itself linked to tax-exempt revenues, differed taxes and other deductions, leading to a contribution of EUR 39 million, unchanged on Q1 05, but 22% ahead of the average net quarterly income in 2005 (infra-year volatility in this business makes quarter-on-quarter comparisons of little relevance).

5. Investor Services

Activity

In the **Investor Services** area, the new joint-venture between Dexia and Royal Bank of Canada is now operational. The new company named RBC Dexia Investor Services ranks among the world's top 10 global custodians. The implementation of some IT tools will allow the joint venture to offer its funds accountancy and transfer agent activities to all its customers. The harmonization of the sub-custodians network already allowed the joint venture to make material savings.

Total *assets under administration* by RBC Dexia Investor Services amounted to USD 1,978 billion at the end of the period, up 19.0% in a year thanks mainly to the strong organic growth and also to the appreciation of the Canadian dollar. In the *transfer agent* activity, the number of shareholder accounts rose by 4.7% over the year and 3.8% over the quarter. The number of funds administrated in the *central administration* activity has experienced a 3.6% increase in twelve months, and +2.6% in three months due to the strong organic growth.

Underlying* results – Investor Services

in millions of EUR	Q1 2005	Q1 2006	Variation	Variation at constant exchange Rate
Income	69	89	+27.6%	+17.8%
Costs	-51	-59	+14.3%	+5.8%
Gross operating income	18	30	+65.5%	+52.0%
Net income – Group share	**12**	**20**	+68.1%	+54.5%
Cost-income ratio	74.0%	66.3%		
ROEE**	87%	123%		

* i.e. excluding non-operating items; pro forma for Q1 2005
** Return on economic equity, annualized.

Net income – Group share of the business segment is up EUR 8 million (EUR 6 million at constant exchange rate). For its first quarter of reporting as a separate entity, RBC Dexia Investor Services delivers a very strong contribution, a good start for this joint venture.

Revenues are up EUR 20 million (EUR +13 million at constant exchange rate) at EUR 89 million, with most of the profit drivers continuing to do well, and pulling up net interest, commission and foreign exchange.

Costs are up 14.3% (5.8% at constant exchange rate) largely caused by the IT migration, and also by the developments in the Spanish and Italian units.
Looking at the last few quarters without the exchange rate effects, one can see a virtuous divergence between revenues oriented upwards and costs downwards, with a powerful incidence on the cost-income ratio.

6. Treasury and Financial Markets (TFM)

Activity

In December 2005, TFM was reorganized with the aim to develop some new activities and to provide a broader range of high-quality products to the customers of the public finance and retail-private banking customers. The new structure includes three segments.

The first one is the **Group treasury** activity, which is in charge of the financial management of Dexia's balance sheet. This pole includes the teams in charge of the long and short term funding, and the management of liquidity. This quarter again, Dexia was very active in the funding activity, following its strong balance-sheet growth. New long-term issues (above 2 years) amounted to nearly EUR 9 billion in the first quarter of 2006, i.e. 30% of the total volume issued in 2005. 70% of the issues bear the AAA signature of Dexia Municipal Agency and Dexia Kommunalbank Deutschland. The average cost of the new issues this quarter (with an average life standing at 8.1 years) was around one basis point lower than in 2005. This sustained activity brings, this quarter again, the evidence of investors increasing interest for the Dexia signatures.

The second one is the **fixed income** business, which manages the Credit Spread Portfolio, runs the Securitization, Sales and Structured Finance teams, and finally intervenes with the Public Sector Debt Origination and Management (OSP-PSP) - discussed above in the chapter

concerning Public/Project finance. The investment activities in the *Credit Spread Portfolio* benefited from good market opportunities and invested EUR 6.8 billion during the first quarter of 2006. Those investments were mostly realized in the sector of financial institutions, covered bonds and ABS/MBSs. As of March 31, 2006, the volume of the portfolio stood at EUR 66.8 billion. About 99% of the portfolio is rated "investment grade" and 75% is rated AA- or better, and the investment lines are mostly classified as available-for-sale (93%). Concerning *securitization*, where Dexia acts as an advisor, arranger and/or underwriter, the business performed also very well, both in Europe and in the United States, with increased contribution to the revenues.

The third activity, **market engineering and trading**, regroups all competences in the sectors of interest rates, foreign exchange and equities. It includes structuring and sales teams working on transactions with the public sector clients, particularly in debt restructuring. As discussed above in the chapter on Public Finance, there has been a buoyant activity in this area. The segment includes *Personal Financial Services Engineering,* a support team for the retail and private banking clients providing high quality financial market products. In this area, foreign exchange activities were particularly active.

Underlying* results - Treasury and Financial Markets

in millions of EUR	Q1 2005	Q1 2006	Variation	Variation at constant exchange rate
Income	136	152	+11.7%	+9.6%
Costs	41	41	-1.1%	-2.3%
Gross operating income	95	111	+17.3%	+14.8%
Net income - Group share	**81**	**81**	**-0.5%**	**-2.9%**
Cost income ratio	30.2%	26.7%	-	-
ROEE**	34.8%	25.8%	-	-

* i.e. excluding non-operating items; pro forma for Q1 05. ** Return on economic equity, annualized.

First quarter 2006 ***net income – Group share*** amounts to EUR 81 million, a very slight decrease (-0.5%) compared to the first quarter of 2005. This figure does not however reflect the very good level of TFM performance, as described below.

The ***income*** amounts to EUR 152 million, up 11.7% year on year, the best level ever reached by Treasury and Financial Markets. The increase would have been even higher without the impact of some one-off elements that occurred in the first quarter of 2005 such as the gains resulting from the sale of some bond instruments pursuant to the merger of Dexia Bank's and Dexia Crédit Local's branches in New-York. Without those, the increase would have been +17%. The Group Treasury contributes for 21% of TFM income, Fixed Income for 68% and Market Engineering and Trading for 11%. The progression was largely pulled by the CSP, Money Market and Public Finance Market Engineering (PFME) lines. The first quarter of 2006 benefited from the very important volumes invested in CSP in 2005. PFME, which represents 77% of Market Engineering and Trading, performed particularly well, increasing its results by EUR 6.8 million thanks notably to a good anticipation of the rates rise. Finally, the forex desk performed particularly well. TFM is not only a strong revenue generator on its own, but it is also an important support unit for the other business lines – as indicated above when describing the fixed income and market engineering and trading activities – and for the Group as a whole regarding balance-sheet management. The amount of indirect revenues stemming from this close cooperation and booked in the other segments of the Group is

estimated to be just under EUR 100 million in the first quarter of 2006 (it was around EUR 300 million for the whole year 2005).

Costs are down 1.1% to EUR 41 million for the first quarter of 2006, benefiting in full this quarter from the restructuring of the equity brokerage activities in France in 2005.

The ***gross operating income*** thus increases to EUR 111 million (+17.3% year on year, and +14.8% at constant exchange rate). The low **cost-income ratio** (26.7%) will however not be sustained during the balance of the year, in view of the reinforcement of the teams in several areas.

Finally, the ***tax expense*** increased from EUR 13 million in the first quarter of 2005 to EUR 29 million in the first quarter of 2006. This important increase is explained for one third by the increasing gross operating income and for two thirds by the accounting impact of the arbitrage products, which embed cash and derivative instruments whose change in value may cause simultaneously both increased revenues and taxes at times, or reduced revenues and taxes at other times.

The **return on economic equity** (ROEE) remained at the high level of 25.8% (annualized).

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 22 of the Activity Report. And since the introduction of IAS 32&39 in 2005, the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 1 on page 2) are also considered "non-operating".
The table below summarizes the aggregate contribution of Central Assets and non-operating items to Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q1 2005*	Q1 2006	Variation
Income	58	270	+ 212
Costs	-59	-66	- 7
Gross operating income	**-1**	**204**	**+ 205**
Cost of risk	-83	15	+ 99
Impairment on (in)tangible assets	-	-	
Tax expenses	82	15	- 67
Minority interests	2	7	+ 5
Net income – Group share	**-4**	**227**	**+ 231**

* pro forma.

In the first quarter of 2006, the contribution of all the components described above was EUR +227 million, compared to EUR -4 million in the equivalent period of 2005. This stems from various factors impacting almost all the lines of the statement of income, as follows:

Concerning total **income**, the increase from EUR 58 million to EUR 270 million (EUR +212 million) is explained by:

- the mark-to-market of FSA's CDS portfolio (EUR 24 million in Q1 2006 versus EUR -2 million in Q1 2005);
- capital gains amounting to EUR 237 million in Q1 2006 (mostly that on RBC Dexia Investor Services), against EUR 11 million in Q1 2005;
- a EUR 34 million lower underlying contribution from Central Assets (EUR -24 million at constant exchange rate), stemming largely from a EUR 22 million decrease in net interest earning, as greater amounts of economic equity were allocated to the business lines;
- Dexia Bank Nederland and miscellaneous items for the balance of the variance (EUR -6 million).

Concerning the **costs,** the increase of EUR 7 million stems from some several items booked in Central Assets among which some costs related to the installation of the new headquarters, and provisions to pensions.

The **cost of risk** is a net write back of EUR 15 million this quarter, against a net charge of EUR -83 million in the first quarter of 2005. This is almost totally attributable to Dexia Bank Nederland. As previously reported, a charge of EUR 97 million was made in Q1 2005 in the context of the mediation of Mr. Duisenberg. In the first quarter of 2006, a number of factors – among which the level of the AEX – resulted in a EUR 13 million reversal.

Concerning the **tax charge**, this quarter again, a net tax credit appears, in the amount of EUR 15 million, against EUR 82 million in Q1 2005. Last year, it came mostly from the tax incidence of the non-operating items of the period (see Activity Report page 22). This year, it includes the tax charge of the non-operating items (EUR -16 million) and, in the other direction, EUR 31 million of tax credits consistent with the underlying taxable (or deductible) results booked in Central Assets.

Commenting on the results, Axel Miller, Chief Executive Officer, declared:

"This quarter again, Dexia's results are in the continuity of the past periods, and they adequately reflect the steady and satisfactory progression of our business, in all parts of the Group.

In particular, despite an unchanged and harsh competitive environment and historically low levels of spreads, we managed to deliver another double-digit earnings growth in our two mainstream activities, while achieving a return on economic equity well in excess of 20% in these businesses.

As importantly, we continued to increase our business volumes and geographical presence without affecting negatively the Group's underlying cost-income ratio, and we delivered a strong ROE, notwithstanding the very high level of our capital base.

Beyond, it is very rewarding to see that a number of our recent initiatives have started to produce visible and promising results. Among these, the joint venture with Royal Bank of Canada in Investor Services has not only commenced smoothly from an operational viewpoint, but it has almost immediately produced a step-up effect, both in terms of new volumes of business and revenues. Similarly, pursuant to a remarkably efficient commercial and organizational impulse in our Asset Management activities, momentum has strongly gained, with new money and revenues progressing at a double-digit pace. Last, the increasing know-how and presence of Dexia in the global capital markets prove to be, quarter after quarter, a very powerful competitive advantage with our clients, and an increasingly attractive reason for talented people to join the ranks of Dexia and thus enhance its value as a company.

2006 starts very well for Dexia."

Balance sheet

in billions of EUR	31/03/05	31/12/05	31/03/06	Evolution 03/2006 12/2005
Total assets	**430.7**	**508.8**	**509.3**	**+0.1%**
of which				
Loans and advances to customers	172.2	192.4	193.7	+0.7%
Loans and securities	166.2	198.9	203.1	+2.1%
Total liabilities	**417.0**	**493.1**	**493.1**	**+0.0%**
of which				
Customers borrowings and deposits	96.1	97.4	102.4	+5.2%
Debt securities	153.2	175.7	180.1	+2.5%
Total equity	**13.7**	**15.7**	**16.1**	**+2.8%**
Core shareholders' equity	11.1	11.5	12.2	+6.1%
Total shareholders' equity	12.9	14.1	14.5	+3.2%